EXHIBIT 99
                  LASERSIGHT REPORTS FIRST QUARTER 2001 RESULTS

        Winter Park, FL. (May 15, 2001) - LaserSight Incorporated (NASDAQ: LASE) today announced financial results for the three months ended March 31, 2001. Revenues for the first quarter were $4.4 million compared to $8.7 million in the first quarter of 2000 and $6.4 million for the fourth quarter of 2000.

        The lower revenues during the first quarter of 2001 were primarily the result of the previously reported delay in FDA approval for utilizing the LaserScan LSX (R) for treating myopic astigmatism. During the three months ended March 31, 2001, the Company sold 13 refractive laser systems compared to 19 systems in the first quarter of 2000.

       The Company reported a net loss of $2.5 million, or $0.11 per share, compared to a net loss of $2.8 million, or $0.14 per share, reported for the first quarter of 2000. Included in the quarter ended March 31, 2001 was a $4.0 million gain on sale of the Blum patent, as previously reported. The average common shares outstanding were 23,514,000 during the first quarter of 2001 compared to 19,234,000 in the first quarter of 2000.

        Michael R Farris, president and chief executive officer of LaserSight, commented, "While sales during the first quarter continued to be affected by delays in FDA approvals, our recent experience at the annual meeting of the American Academy of Cataract and Refractive Surgery (ASCRS) has once again shown that interest among refractive surgeons for LaserSight's LaserScan LSX precision microspot beam scanning technology remains strong as they continue to seek more advanced scanning laser technologies that will further improve their clinical results and move them ahead of their competition. The decision to purchase a refractive laser system is based not only on today's treatment results, but also on the laser system's ability to interface with the new techniques that are emerging for planning and execution of customized ablations. LaserSight's patented low fluence, high repetition rate precision scanning technology together with its CustomEyes approach to individualized ablations offers a state-of-the-art technology platform for tomorrow's custom approach to laser refractive treatment. Our laser, keratome and diagnostic products are now recognized as offering advanced technology with features that lead to intuitive ease of use."


        A working prototype of LaserSight's AstraMax(TM) integrated diagnostic workstation was demonstrated for the first time during the ASCRS meeting. The
AstraMax represents groundbreaking improvements in product functionality through its unique patented integration of the measurement of anterior and posterior corneal elevation, corneal thickness and scotopic pupil size into a single instrument. The UltraShaper(TM) durable keratome was displayed during the same meeting. The anticipated commercial launch of the UltraShaper during the second quarter means that surgeons now have a keratome alternative that offers the ease of use and reliable performance of the Ruiz design.

        Mr. Farris added, "LaserSight's management remains focused and confident that the market opportunity remains strong, and that once FDA approvals are received the market will be driven towards our compelling products. We will continue to broaden our product line by introducing new platforms and enhancements that will result in optimum procedure success for our customers and their patients."

        Mr. Farris concluded, "Our focus is on the factors that will drive
LaserSight's future success. We are carefully managing and eliminating discretionary costs to ensure the Company's ability to maintain an ongoing focus on its investment in technology, product leadership and the sales effort. We feel confident that this strategic focus will best position LaserSight to quickly realize its opportunities upon receipt of the anticipated approvals."

        LaserSight is a leading provider of quality technology solutions and innovative products for vision correction. The Company's products include the LaserScan LSX(R) precision microspot beam scanning system, its international research and development activities related to the Astra family of products used to perform custom ablation procedures know as CustomEyes(TM) and its MicroShape(R) family of keratome products. The Astra family of products includes the AstraMax(TM) diagnostic work station designed to provide precise diagnostic measurements of the eye and the AstraPro(TM) software, a surgical planning tool that will utilize advanced levels of diagnostic measurements for the planning of custom ablation treatments. The MicroShape family of keratome products includes the UltraShaper(TM) durable keratome and UltraEdge(R) keratome blades.

        This press release contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to anticipated sales revenue, regulatory approvals and commercialization of products, which involve risks and uncertainties that could materially affect actual results. Investors should refer to documents that the Company files from time-to-time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward looking statements contained in this press release.
Such filings include, without limitation, the Company's Form 10-K, Form 10-Q and Form 8-K reports.

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        Following are selected LaserSight financial results (in 000s except per share data):

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

                                                                       Three Months Ended
                                                                 March 31, 2001     March 31, 2000
                                                                 --------------     --------------
Total Revenues                                                       $ 4,394            $ 8,695
Cost of Revenues                                                       2,033              3,494
Gross Profit                                                           2,361              5,201
Research, Development and Regulatory                                     931                941
General & Administrative and Amortization of Intangibles               6,848              5,663
Selling-Related                                                        1,161              1,618
Loss from Operations                                                  (6,579)            (3,021)
Gain on Sale of Patent                                                 3,951                 --
Other Income, Net                                                        156                262
Net Loss                                                              (2,472)            (2,759)
Loss per Common Share - Basic and Diluted                            $ (0.11)           $ (0.14)
Weighted Average Number of Shares Outstanding                         23,514             19,234

Selected Balance Sheet Data (in 000s):
                                                                 March 31, 2001   December 31, 2000
                                                                 --------------   -----------------
Cash and Cash Equivalents                                           $ 11,683            $ 8,594
Accounts and Notes Receivable (Current), Net                          14,285             13,612
Total Current Assets                                                  39,893             34,658
Total Current Liabilities                                             14,401             13,978
Long-Term Obligations                                                  2,993                110
Stockholders' Equity                                                  36,174             37,335
